

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

January 10, 2008

<u>Via U.S. Mail and Fax (86-21-51686308)</u>
Mr. Gu Xianzhong
President
China Shoe Holdings, Inc.
488 Wai Qingsong Road
Waigang, Jiading District, Shanghai
People's Republic of China 201800

> **Re:** **China Shoe Holdings, Inc.**
> **Item 4.01 Form 8-K/A#1**
> **Filed January 9, 2008**
> **File No. 333-139910**

Dear Mr. Xianzhong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 8-K/A#1 filed January 9, 2008</u>

1. We note your amended language in response to our prior comment 2 from our letter dated October 16, 2007. We also note the board of directors does not have an audit or any other committee. Please amend your filing to comply with Item 304(a)(1)(iii) of Regulation S-B and disclose if the decision to change accountants was recommended or approved by the board of directors.

2. We note your amended language in response to our prior comment 3 from our letter dated October 16, 2007. We further note you have not received a response from your prior auditor, Chang G. Park, CPA. Please amend your filing to include this revised letter to comply with the requirements of Item 4.01 Form 8-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Bob Carroll at (202) 551-3362, or Chris White at (202) 551-3461.

Sincerely,

/s/ Chris White

Chris White
Branch Chief Accountant